Culmination Brewing Company

PROFIT AND LOSS
January - December 2019

	TOTAL	
	JAN - DEC 2019	JAN - DEC 2018 (PP)
Income		
40000 Sales	-400.00	-1,023.00
40002 Bottle Sales	14,544.20	4,126.49
40004 Food Sales	234,182.10	167,568.88
40006 Kegs Sales	104,217.54	148,614.78
40008 Private Event Sales	3,816.77	19,547.03
40010 Roots and Blooms Fee	0.00	12,615.50
40011 Taproom Sales	539,548.04	520,894.54
40012 Wash Production	-178.65	0.00
Total 40000 Sales	**895,730.00**	**872,344.22**
40016 Kegs Sales	460,500.01	324,568.71
40020 Sales of Product Income	63,993.86	79,551.50
40024 Unapplied Cash Payment Income	82,182.40	0.00
40026 Uncategorized Income	0.03	
Total Income	**$1,502,406.30**	**$1,276,464.43**
Cost of Goods Sold		
50006 Food Purchases and supplies	99,042.54	47,860.81
Catered Food	38,757.45	60,367.28
Total 50006 Food Purchases and supplies	**137,799.99**	**108,228.09**
Cost of Goods Sold		
50000 Brewing Ingredients	251,760.88	250,856.80
50002 Bottles/Cans	97,578.01	118,430.43
50004 Beverage Purchase - non alcohol	3,352.95	2,651.20
50007 Cost of labor - Kitchen		539.75
50008 Cost of Goods Sold Brewery Supplies	33,279.74	19,810.67
50009 Cost of labor - Brewing and Servers	464,324.35	330,940.25
50010 Keg/Alcohol Bev Purchases	8,607.18	11,006.44
50011 Merchandise	5,283.81	
50014 Private Event Costs	3,921.25	8,570.80
50015 Contract Bottling and Canning	3,323.46	
Inventory Change Acct	4,171.06	-37,720.09
Keg Leasing	6,269.76	
Total Cost of Goods Sold	**881,872.45**	**705,086.25**
Total Cost of Goods Sold	**$1,019,672.44**	**$813,314.34**
GROSS PROFIT	**$482,733.86**	**$463,150.09**

Culmination Brewing Company

PROFIT AND LOSS
January - December 2019

	TOTAL	
	JAN - DEC 2019	JAN - DEC 2018 (PP)
Expenses		
60000 ADVERTISING/PROMOTIONS		328.00
60004 Promo Products	1,801.02	1,771.48
60006 Promotional Ads		61.99
60008 Tap Handles	2,700.00	2,819.00
60010 Web/Internet Advertising	3,384.91	7,489.32
60012 Tap Take Over	3,023.25	2,649.14
Total 60000 ADVERTISING/PROMOTIONS	**10,909.18**	**15,118.93**
60200 AUTOMOBILE EXPENSES		
Fuel Reimb	2,360.93	843.78
Mileage reimbursement	15.00	576.62
Parking	70.21	132.57
Total 60200 AUTOMOBILE EXPENSES	**2,446.14**	**1,552.97**
61000 BUSINESS EXPENSES		
61006 Licenses/Permits and Fees	3,466.70	3,023.18
61008 Excise Tax	8,198.16	6,684.69
61010 Privilege Tax	5,966.82	5,096.81
61012 State Taxes	200.00	5,536.29
61013 Property Tax Expense	15,403.27	
62500 Dues and Subscriptions	5,355.05	4,449.87
63300 Insurance Expense	16,072.53	12,565.15
Total 61000 BUSINESS EXPENSES	**54,662.53**	**37,355.99**
62400 Depreciation Expense	99,194.00	87,539.00
66000 PAYROLL EXPENSES		
66001 Wages and Salaries	43,864.84	36,887.26
67008 Employer Payroll Taxes	54.17	36,003.66
Gratuity/ Tips	-43,769.38	0.00
Total 66000 PAYROLL EXPENSES	**149.63**	**72,890.92**
67200 EQUIP REPAIR/MAINTENANCE	1,304.97	559.32
68000 PROFESSIONAL FEES		
68002 Accounting	5,930.00	21,525.00
68004 Architech/Engineering/Design	100.00	100.00
68006 Legal	757.50	9,595.00
68008 Musician/Entertainment		680.85
68010 Payroll Services	2,628.92	665.53
Total 68000 PROFESSIONAL FEES	**9,416.42**	**32,566.38**
Dues and Subscriptionss		588.00

Culmination Brewing Company

PROFIT AND LOSS
January - December 2019

	TOTAL	
	JAN - DEC 2019	JAN - DEC 2018 (PP)
OCCUPANCY COSTS		
62004 Security System	1,674.96	1,607.08
67100 Rent Expense	191,220.98	191,222.95
68600 Utilities		
68100 Telephone Expense	3,435.29	2,662.85
Electricity	12,152.90	13,938.74
Gas NW Natural	5,342.32	5,306.40
Total 68600 Utilities	**20,930.51**	**21,907.99**
Total OCCUPANCY COSTS	**213,826.45**	**214,738.02**
OFFICE EXPENSES	349.92	359.57
60400 Bank Service Charges	132.00	201.00
64900 Office Supplies	2,993.32	4,924.23
Merchant card fees	21,273.30	20,477.03
Postage	1,559.90	195.18
Total OFFICE EXPENSES	**26,308.44**	**26,157.01**
OPERATING EXPENSES		
64002 Brewery Supplies		5,990.59
64004 Buildout Supplies		512.53
64014 Fixtures/Small Repairs		774.95
64026 Taproom Equipment/Supplies	219.57	9,494.13
Equipment Rental		6,732.29
Kitchen Equipment/Supplies		3,419.49
Small Tools and Supplies		834.21
Taproom Decor		74.28
Total OPERATING EXPENSES	**219.57**	**27,832.47**
Over/Short	0.00	0.00
TRAVEl/MEALS/ENTERTAINMENT		
64300 Meals and Entertainment	972.43	947.27
68400 Travel Expense	16,173.64	4,600.82
Staff Event	474.78	30.96
Total TRAVEl/MEALS/ENTERTAINMENT	**17,620.85**	**5,579.05**
Total Expenses	**$436,058.18**	**$522,478.06**
NET OPERATING INCOME	**$46,675.68**	**$ -59,327.97**
Other Income		
80000 Other Miscellaneous Income		0.05
Other Income		
80002 Brand Sales		81,247.00
Total Other Income		**81,247.00**
Total Other Income	**$0.00**	**$81,247.05**

Culmination Brewing Company

PROFIT AND LOSS
January - December 2019

	TOTAL	
	JAN - DEC 2019	JAN - DEC 2018 (PP)
Other Expenses		
63400 Interest Expense	30,431.04	31,042.69
76000 Amortization	8,101.00	8,101.00
77000 Interest Exp	6,293.52	6,547.47
90000 Ask My Accountant	0.00	0.00
Columbia LOC		
72004 Loan 7325 Interest Paid		28.64
Total Columbia LOC		**28.64**
Donation	410.00	1,353.00
Total Other Expenses	**$45,235.56**	**$47,072.80**
NET OTHER INCOME	**$ -45,235.56**	**$34,174.25**
NET INCOME	**$1,440.12**	**$ -25,153.72**